Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter Ended August 31, 2017

Quarterly Net Revenues Increased by 23.8% Year-Over-Year

Quarterly Student Enrollments Increased by 15.6% Year-Over-Year

Quarterly Operating Income Increased by 5.6% Year-Over-Year

Quarterly Net Income Attributable to New Oriental Increased by 12.3% Year-Over-Year

BEIJING, Oct. 24, 2017 /PRNewswire/ — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the first fiscal quarter ended August 31, 2017, which is the first quarter of New Oriental’s fiscal year 2018.

Financial Highlights for the First Fiscal Quarter Ended August 31, 2017

•	Total net revenues increased by 23.8% year-over-year to US$661.2 million for the first fiscal quarter of 2018.

•	Operating income increased by 5.6% year-over-year to US$161.1 million for the first fiscal quarter of 2018.

•	Net income attributable to New Oriental increased by 12.3% year-over-year to US$158.4 million for the first fiscal quarter of 2018.

Key Financial Results

(in thousands US$, except per ADS(1) data)	1Q FY2018	1Q FY2017	% of change
Net revenues	661,165	534,069	23.8%
Operating income	161,077	152,584	5.6%
Non-GAAP operating income (2)(3)	164,203	153,465	7.0%
Net income attributable to New Oriental	158,393	141,062	12.3%
Non-GAAP net income attributable to New Oriental (2)(3)	161,519	141,943	13.8%
Net income per ADS attributable to New Oriental - basic	1.00	0.90	11.9%
Net income per ADS attributable to New Oriental - diluted	1.00	0.89	12.0%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	1.02	0.90	13.4%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	1.02	0.90	13.5%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)	New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the First Fiscal Quarter Ended August 31, 2017

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 15.6% year-over-year to approximately 1,532,900 for the first fiscal quarter of 2018.

•	The total number of schools and learning centers was 899 as of August 31, 2017, an increase of 128 compared to 771 as of August 31, 2016, and an increase of 44 compared to 855 as of May 31, 2017. The total number of schools was 78 as of August 31, 2017.

Michael Yu, New Oriental’s Executive Chairman, commented, “We are pleased to mark a robust start of our fiscal year 2018 with overall first quarter revenue growth of 23.8%, or 25.9% if computed in Renminbi, which exceeded our initial expectations. This strong top-line growth was largely fueled by our solid performance in student enrollments in the recent two quarters, which had a steady year-over-year increase of 24.9% for the fourth fiscal quarter of 2017 and the first fiscal quarter of 2018. Our key revenue driver, K-12 all-subjects after-school tutoring business, recorded accelerated year-over-year revenue growth of approximately 35.3%, or 37.6% if computed in Renminbi, reflecting on-going powerful momentum. Further, our U-Can middle and high school all-subjects after-school tutoring business grew by approximately 37.3% year-over-year, and POP Kids program delivered a year-over-year revenue increase of approximately 38.3% if computed in Renminbi.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “Our first quarter performance demonstrates the strength of our steadfast and proven “Optimize the Market” strategy. Since last fiscal quarter, we started to moderately accelerate our capacity expansion across cities with strong growth potential, to capture untapped opportunities in China’s enormous education market. This quarter, we added a net of 43 learning centers in 22 existing cities and rolled out one dual-teacher model school in the city of Zhongshan. Altogether, the total square meters of classroom area by end of this quarter increased approximately 31.4% year-over-year. Furthermore, we carried out a large-scale summer promotion this quarter by offering low-cost trial courses for multiple subjects in 38 cities mainly targeting students before they start the first secondary school year. Trial course enrolments during the period reached 554,000, more than doubling year-over-year, and student retention rose year-over-year as well. Meanwhile, we continued our progress in building our online and offline integrated education ecosystem and rolling out O2O standardized teaching system for our overseas test preparation business, such as IELTS, TOEFL and SAT programs, in some of the large cities in China. Also, our pure online education platform, Koolearn.com, achieved a year-over-year revenue growth of approximately 41.9%, or 44.3% if computed in Renminbi, with registered users up by approximately 30.8% and paid users up by approximately 45.3%. We believe our successful strategy to acquire and effectively retain customers and expand capacity will further strengthen our market leadership while setting a solid foundation for stronger growth throughout fiscal year 2018 and beyond.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “Our continued investment in capacity expansion and a larger scale summer promotion has led to a lower utilization of facilities and higher cost. While this had a short-term impact on our operating margin and net margin in the first quarter, we currently believe the pressure on margins will lessen and reverse throughout the remainder of the fiscal year. Most importantly, our expansion strategy and the recent incentives should drive additional revenue growth and market share in the long run. We expect significant return on the efforts we have made and believe this will also deliver long-term value for our customers and shareholders.”

Financial Results for the First Fiscal Quarter Ended August 31, 2017

Net Revenues

For the first fiscal quarter of 2018, New Oriental reported net revenues of US$661.2 million, representing a 23.8% increase year-over-year. Net revenues from educational programs and services for the first fiscal quarter were US$604.5 million, representing a 22.3% increase year-over-year. The growth was mainly driven by increases in student enrollments in academic subjects tutoring and test preparation courses in the recent two quarters. Further to an exceptional 36.9% year-over-year enrollment growth in the fourth fiscal quarter of 2017, student enrollment continued to grow by 15.6% year-over-year in the first fiscal quarter of 2018. The combined enrollment growth for the fourth fiscal quarter of 2017 and the first fiscal quarter of 2018 reached 24.9%.

Total student enrollments in academic subjects tutoring and test preparation courses in the first fiscal quarter of 2018 increased by 15.6% year-over-year to approximately 1,532,900.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$500.1 million, representing a 31.1% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$497.0 million, representing a 30.6% increase year-over-year.

•	Cost of revenues increased by 32.9% year-over-year to US$270.2 million, primarily due to increases in teachers’ compensation for more teaching hours and the number of schools and learning centers in operation.

•	Selling and marketing expenses increased by 26.4% year-over-year to US$ 73.9 million, primarily due to increases in brand promotion expenses and selling and marketing staff’s compensation.

•	General and administrative expenses for the quarter increased by 30.4% year-over-year to US$156.0 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$152.9 million, representing a 28.7% increase year-over-year, primarily due to increased headcount as the Company expanded its network of schools and learning centers by approximately 16.6% year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 254.8% to US$3.1 million in the first fiscal quarter of 2018.

Operating Income and Operating Margin

Operating income was US$161.1 million, representing a 5.6% increase year-over-year. Non-GAAP income from operations for the quarter was US$164.2 million, representing a 7.0% increase year-over-year.

Operating margin for the quarter was 24.4%, compared to 28.6% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 24.8%, compared to 28.7% in the same period of the prior fiscal year. Operating margin was negatively affected by the increase in costs and expenses mainly due to capacity expansion in the recent two quarters and the larger scale summer promotion.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$158.4 million, representing a 12.3% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$1.0 and US$1.0, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$161.5 million, representing a 13.8% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$1.02 and US$1.02, respectively.

Cash Flow

Net operating cash flow for the first fiscal quarter of 2018 was approximately US$204.4 million. Capital expenditures for the quarter were US$54.1 million, which were primarily attributable to the opening of one new school and 74 learning centers and renovations at existing learning centers.

Balance Sheet

As of August 31, 2017, New Oriental had cash and cash equivalents of US$838.9 million, compared to US$641.0 million as of May 31, 2017. In addition, the Company had US$122.4 million in term deposits, US$1.4 billion in short-term investment, and US$17.6 million in long-term held-to-maturity investments due within one year from August 31, 2017 consisting of trusts guaranteed by a bank.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the first quarter of fiscal year 2018 was US$930.0 million, an increase of 41.5% as compared to US$657.1 million at the end of the first quarter of fiscal year 2017.

Outlook for Second Quarter of Fiscal Year 2018

New Oriental expects total net revenues in the second quarter of fiscal year 2018 (September 1, 2017 to November 30, 2017) to be in the range of US$447.0 million to US$460.7 million, representing year-over-year growth in the range of 31% to 35%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 24, 2017, U.S. Eastern Time (8 PM on October 24, 2017, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3621-4779
Passcode:	90617427

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following number until November 1, 2017:

International:	+61 2 8199 0299
Passcode:	90617427

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2018, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31 2017	As of May 31 2017
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	838,910	641,018
Restricted cash, current	44	44
Term deposits	122,398	195,085
Short term investments	1,413,951	1,312,942
Accounts receivable, net	4,261	3,343
Inventory, net	31,801	31,742
Prepaid expenses and other current assets, net	144,643	119,397
Amounts due from related parties, current	1,590	5,948
Long term investments due within one year	17,630	16,743

Total current assets	2,575,228	2,326,262
Property and equipment, net	333,942	282,800
Land use rights, net	3,764	3,668
Amounts due from related parties, non-current	1,673	1,748
Deferred tax assets, net	23,983	28,858
Long term deposit	29,085	24,023
Long term prepaid rent	287	849
Restricted cash, non-current	3,379	3,608
Intangible assets, net	3,742	4,005
Goodwill, net	18,194	14,083
Long term investments, net	230,299	217,259
Other non-current assets	13,828	17,816

Total assets	3,237,404	2,924,979

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to New Oriental of US$24,138 and US$26,622 as of May 31, 2017 and August 31, 2017, respectively)	26,882	24,258
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to New Oriental of US$238,864 and US$240,329 as of May 31, 2017 and August 31, 2017, respectively)	283,534	260,700
Dividend payable (including dividend payable of the consolidated VIE without recourse to New Oriental of nil and nil as of May 31, 2017 and August 31, 2017, respectively)	71,154	—
Income taxes payable (including income tax payable of the consolidated VIE without recourse to New Oriental of US$40,306 and US$55,667 as of May 31, 2017 and August 31, 2017, respectively)	63,022	51,045
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to New Oriental of US$48 and US$17 as of May 31, 2017 and August 31, 2017, respectively)	17	48
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to New Oriental of US$833,932 and US$928,156 as of May 31, 2017 and August 31, 2017, respectively)	930,008	866,630

Total current liabilities	1,374,617	1,202,681
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to New Oriental of US$2,174 and US$2,716 as of May 31, 2017 and August 31, 2017, respectively)	2,761	2,220

Total long-term liabilities	2,761	2,220
Total liabilities	1,377,378	1,204,901

Noncontrolling interests	41,402	39,130
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,818,624	1,680,948

Total shareholders’ equity	1,860,026	1,720,078
Total liabilities and shareholders’ equity	3,237,404	2,924,979

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	604,471	494,307
Books and others	56,694	39,762

Total net revenues	661,165	534,069

Operating costs and expenses (note 1):
Cost of revenues	270,194	203,370
Selling and marketing	73,903	58,465
General and administrative	155,991	119,650

Total operating costs and expenses	500,088	381,485

Operating Income	161,077	152,584

Other income, net	24,933	14,047
Provision for income taxes	(26,878)	(22,711)
Income (Loss) from equity method investments	25	(1,837)

Net income	159,157	142,083
Net (gain) attributable to the noncontrolling interests	(764)	(1,021)

Net income attributable to New Oriental Education & Technology Group Inc.	158,393	141,062

Net income per share attributable to New Oriental- Basic	1.00	0.90
Net income per share attributable to New Oriental- Diluted	1.00	0.89
Net income per ADS attributable to New Oriental-Basic (note 2)	1.00	0.90
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.00	0.89
Other comprehensive income (loss), net of tax	49,048	(15,602)

Comprehensive income	208,205	126,481

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	205,934	125,013

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended August 31
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	3,126	881

Total	3,126	881

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2017	2016
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	155,991	119,650
Share-based compensation expense in general and administrative expenses	3,126	881

Non-GAAP general and administrative expenses	152,865	118,769
Total operating costs and expenses	500,088	381,485
Share-based compensation expenses	3,126	881

Non-GAAP operating costs and expenses	496,962	380,604
Operating income	161,077	152,584
Share-based compensation expenses	3,126	881

Non-GAAP operating income	164,203	153,465
Operating margin	24.4%	28.6%
Non-GAAP operating margin	24.8%	28.7%
Net income attributable to New Oriental	158,393	141,062
Share-based compensation expenses	3,126	881

Non-GAAP net income	161,519	141,943
Net income per ADS attributable to New Oriental- Basic (note 2)	1.00	0.90
Net income per ADS attributable to New Oriental- Diluted (note 2)	1.00	0.89
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.02	0.90
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.02	0.90
Weighted average shares used in calculating basic net income per ADS (note 2)	157,983,415	157,447,723
Weighted average shares used in calculating diluted net income per ADS (note 2)	158,234,303	157,829,525
Non-GAAP income per share - basic	1.02	0.90
Non-GAAP income per share - diluted	1.02	0.90

Note 2: Each ADS represents one common share.